Basil Street Café, Inc.
2100 Geng Road
Palo Alto, CA 94303
(301) 742-4100

September 21, 2021

VIA EDGAR

Securities and Exchange Commission
Office of Trade & Services
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Donald Field

Re:	Basil Street Café, Inc. Offering Statement on Form 1-A As amended on September 8, 2021 File No. 024-11588 REQUEST FOR ACCELERATION OF QUALIFICATION

Dear Mr. Field:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Basil Street Café, Inc. (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A (File No. 024-11588), as amended (the “Offering Statement”), so that it may become qualified before 4:00 p.m. Eastern Time on September 23, 2021, or as soon as practicable thereafter. There are no underwriters of the issuance of the securities being registered to join this request for acceleration.

The Registrant hereby authorizes Deglin Kenealy, the Registrant’s CEO and President, and Benjamin M. Hron, Esq., of McCarter & English, LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii)
the Registrant may not assert comments of the Commission or the staff and the declaration of qualifying the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such qualification by an email to Mr. Kenealy at deglin@eatbasilstreet.com, with a copy to Mr. Hron at bhron@mccarter.com.

Basil Street Café, Inc.

By:	/s/ Deglin Kenealy
Deglin Kenealy, CEO and President